December 2, 2024

Darrell Campbell
Chief Financial Officer
Schneider National, Inc.
3101 South Packerland Drive
Green Bay, Wisconsin 54313

       Re: Schneider National, Inc.
           Form 10-K for the Fiscal Year ended December 31, 2023
           Filed February 23, 2024
           File No. 001-38054
Dear Darrell Campbell:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Non-GAAP Financial Measures, page 28

1. We note your presentation and reconciliation of the adjusted total operating expenses measure on page 30, and your use of the measure in calculating the adjusted operating ratio. Given the adjustments and resulting composition of your adjusted total operating expenses measure, it appears that you should identify the measure as a non-
       GAAP measure, as defined in Item 10(e)(2) of Regulation S-K.

       Please also disclose how you regard the utility of the non-GAAP measure and the resulting adjusted operating ratio and explain why you believe these provide useful information to investors, to comply with Item 10(e)(1)(i)(C) of Regulation S-K.

       Please submit the revisions that you propose to address these concerns. December 2, 2024
Page 2


2. We note that your reconciliation of total operating expenses to adjusted total operating expenses on page 30, includes an adjustment to reduce expenses by the amount of fuel surcharge revenues, although without any explanation or rationale.

       We see that you have disclosure in the third point of the lower section on page 31 indicating a significant portion of fuel costs are recovered through your fuel surcharge programs, although it appears that your adjustment for 2023 exceeds the total costs of fuel and fuel taxes reported on page 43. In other words, your adjustment for this period would appear to have the effect of not only eliminating all of the fuel and fuel taxes expense from your non-GAAP measure, but also of further reducing other operating expenses, having no apparent relation to the revenue, by the excess.

       Tell us why you believe it is appropriate to reduce operating expenses in your compilation of the non-GAAP measure by any portion of revenues, considering the distinct and differing characteristics of expenses and revenues, and that adjusted total operating expenses does not appear to constitute a performance measure.

3. With regard to your fuel surcharge programs, please clarify the extent to which the programs are designed to recoup both fuel costs and fuel taxes, in relation to the totals, and whether all similar expenses are presented on the single line item that is apparent on page 43. However, if any fuel costs and fuel taxes have been allocated among the other line items, please identify the specific line items, describe the basis for your allocations, and quantify the amounts therein presented for each period.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Cannarella at 202-551-3337 or Yong Kim at 202-551-3323 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation